Room 4561

September 25, 2007

Mitchell L. Gaynor
Vice President, General Counsel and Secretary
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA  94089

      **Re:**    **Juniper Networks, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2006**
              **Form 8-K Filed on April 23, 2007**
              **File No. 0-26339**

Dear Mr. Gaynor,

     We have completed our review of the above referenced filings and have no further comments at this time.

              Sincerely,


              Stephen G. Krikorian
              Accounting Branch Chief